UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42625

Smart Digital Group Limited

150 Beach Road #2805/06 Gateway

West Singapore 189720

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On May 7, 2025 (the “Closing Date”), Smart Digital Group Limited (the “Company”) closed the sale of an additional 225,000 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the Company’s initial public offering, at the public offering price of $4.00 per share. As a result, the Company raised additional gross proceeds of $900,000, before deducting underwriting discounts and offering expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: May 7, 2025	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer

2